Wednesday, October 01, 2008

Philips sells Philips Speech Recognition activities to US-based Nuance Communications

Amsterdam, the Netherlands and Burlington, Massachusetts – Royal Philips Electronics (AEX: PHI, NYSE: PHG) (“Philips”) today announced it has sold its speech recognition activities, Philips Speech Recognition Systems (“PSRS”), to U.S.-based Nuance Communications, Inc. (NASDAQ: NUAN) (“Nuance”). Philips transferred ownership of PSRS to Nuance for approximately EUR 65 million (approximately USD 95 million) to be paid in cash. Philips expects to book a net gain of approximately EUR 40 million, to be accounted for in the financial results of Philips’ Healthcare sector in the company’s third quarter 2008 results. In 2007, PSRS recorded sales of approximately EUR 25 million.

Based in Vienna, Austria, PSRS is active in speech recognition technology for the document creation market, and its main focus is on the professional medical and legal sectors. Philips Healthcare provides solutions centered primarily on the diagnostic and therapeutic needs of patients and their caregivers. Applications powered by SpeechMagic, the PSRS platform, tend to focus more on improving document creation and information management, as part of a hospital’s administrative process, and are therefore not considered a strategic fit for Philips’ Healthcare business.

The transaction will result in a combination of the strengths of two leading players in the industry. Commenting on the sale, Marcel Wassink, CEO of PSRS said: “By teaming up with a leader in the speech business with a strong track record like Nuance, we can work together to drive new speech-driven services and help Nuance reinforce their presence in the European market.” All of PSRS’s approximately 170 employees – of whom 130 are located in Austria – will transfer to Nuance as part of the transaction.

For further information, please contact:

Jayson Otke
Philips Corporate Communications
Tel: +31 20 5977215
Email: jayson.otke@philips.com

Nuance Communications
Richard Mack
Tel: +1 781-565-5000
Email: richard.mack@nuance.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Nuance Communications, Inc.
Nuance (NASDAQ: NUAN) is a leading provider of speech and imaging solutions for businesses and consumers around the world. Its technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Every day, millions of users and thousands of businesses experience Nuance’s proven applications and professional services. For more information, please visit www.nuance.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.